Exhibit 99(e)(6)

December 4, 2014

Dr. Christian Oversohl
22B Watten Rise (Watten Residences)
Singapore 287309

Dear Christian,

This retention letter (this “Retention Letter”) memorializes our discussions concerning your role at Publicis Groupe S.A. (“Parent”) following the consummation of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger among Parent, Sapient Corporation (the “Company”) and 1926 Merger Sub Inc., dated as of November 1, 2014 (the “Merger Agreement”).  This Retention Letter will become effective upon the Acceptance Time (as defined in the Merger Agreement).  If the Acceptance Time does not occur prior to the termination of the Merger Agreement, this Retention Letter will not become effective and will be null and void ab initio.

Position and Reporting:  From the Acceptance Time through the second anniversary thereof or such earlier time as your employment with the Company and its affiliates ceases for any reason (the “Employment Period”), you will serve as Senior Vice President, APAC Business Lead (the “Senior Vice President, APAC Business Lead”) in a new Parent division to be named “Publicis.Sapient”, which will consist of the Company and the DigitasLBi, and Razorfish Global businesses (the “Division”).  Your role in the Division will be substantially similar to your current role in the Company and will be determined by Parent and the Chief Executive Officer of the Division (the “Division CEO”).  During the Employment Period, you will report to Alan Wexler or another senior executive of the Division determined by Parent and the Division CEO.

Work Location; Travel:  During the Employment Period, your principal place of employment will be located in the same metropolitan area in which your principal place of employment is located on the date hereof, with international travel as reasonably required in connection with your position described above.

Compensation and Benefits:  During the Employment Period, you will (1) receive an annual base salary no lower than your annual base salary in effect immediately prior to the Acceptance Time, (2) be eligible for an annual target incentive opportunity no lower than your annual target incentive opportunity under Parent’s bonus pool system consistent with that provided to other similarly situated executives of Parent and its affiliates, (3) be eligible to participate each year in any LTIP equity-based incentive compensation program of Parent that is established for such year by Parent for similarly situated executives of Parent, (4) have a target total compensation opportunity (taking into account base salary, annual incentive opportunity, and long-term incentive (including equity) compensation) each year that is no less on an annualized basis than your annualized target total compensation opportunity in effect immediately prior to the Acceptance Time, such that your expected total compensation on an annualized basis each year during the Employment Period for a particular level of performance will not be reduced from the expected total compensation you would have received on an annualized basis for such performance under the arrangements in effect immediately prior to the Acceptance Time, and (5) participate in the employee benefit programs of Parent and its affiliates on the same terms as other executives in similar positions at Parent and its affiliates (including any executive travel or travel expense policy).  All performance goals, metrics, levels and similar terms applicable to any short or long-term incentive compensation described herein shall be determined in consultation with the Division CEO.

Relocation Benefits:  Notwithstanding anything to the contrary herein, during your assignment to Singapore, you will continue to be eligible to receive the relocation benefits made available to you under your Offer of Employment with Sapient Consulting (Singapore) Private Limited, dated July 4, 2012 and Schedule 1 thereto.  For the avoidance of doubt, such relocation benefits shall cease upon the conclusion of your assignment to Singapore and return to Germany or transfer to any other location to which you have been assigned.

Annual Salary Review:  Parent agrees to review your base salary no less often than annually in accordance with Parent’s policies for possible increases, but not decreases.

Treatment of Existing Equity Compensation:  Your existing Company equity compensation awards will be settled in cash as of the Acceptance Time on the terms set forth in Section 6.04 of the Merger Agreement.  You acknowledge that such settlement is in partial consideration of your entry into this Retention Letter and your agreements herein, including with respect to the two-year Employment Period set forth herein.

Change in Control Agreement:  The Change in Control Severance Agreement between you and the Company, dated as of April 10, 2010 (the “Change in Control Agreement”), will be unaffected by this Retention Letter, except that (1) the Term (as defined in the Change in Control Agreement) of the Change in Control Agreement shall expire 24 months after the Acceptance Time , (2) you agree not to (and waive any right to) terminate your employment for “Good Reason” pursuant to clauses (II), (VI), or (VII) of the definition currently set forth in Section 16(O) of the Change in Control Agreement, (3) clause (I) of such definition shall be revised to read, “the assignment to the Executive of any duties materially inconsistent with the Executive’s position as Senior Vice President, APAC Business Lead as in effect immediately following the Acceptance Time, or a substantial adverse alteration in the nature or status of such duties,” (4) subclause (i) of clause (IV) of such definition shall be revised to read, “to be based anywhere other than the Executive’s principal place of employment immediately prior to the Change in Control (or permitted relocation thereof) except for required travel on the Company’s business to an extent reasonably required in connection with the Executive’s position as Senior Vice President, APAC Business Lead, and (5) a material breach by Parent or the Company of this Retention Letter shall constitute an event giving rise to Good Reason (and in event of such a material breach, you may terminate employment for Good Reason, subject to the notice and cure requirements set forth in the Change in Control Agreement).

Other Agreements.  Except as otherwise expressly provided herein, this Retention Letter shall supersede all employment and similar agreements between you and the Company (or any of its affiliates), including, without limitation, the Offer of Employment with Sapient Consulting (Singapore) Private Limited dated July 4, 2012, which shall terminate as of the Acceptance Time, provided that (1) other than as stated in the preceding paragraph, the Change in Control Agreement shall not be superseded hereby and shall remain in full force and effect, (2) the Sapient Confidentiality Agreement between you and the Company and the Sapient Fair Competition Agreement between you and the Company shall each remain in full force and effect, and are hereby amended to provide that references in both agreements to the Company and its subsidiaries shall refer to Parent and its subsidiaries, (3) this Retention Letter shall not supersede or modify any director or officer indemnification or insurance agreement (including any such rights under the Merger Agreement) or your existing rights under any incentive compensation, retirement or welfare benefit plan, which shall remain in full force and effect and (4) nothing herein shall constitute a wavier by you of any statutory rights that you may have under applicable law (including as set forth in the Offer of Employment with Sapient Consulting (Singapore) Private Limited dated July 4, 2012), provided that if you are entitled to receive statutory severance and/or compensation during a statutory notice period in connection with your termination of employment then, unless prohibited by applicable law, such severance and/or compensation shall be offset against the severance benefits to which you are entitled under the Change in Control Agreement or this Retention Letter, as applicable.

Non-Competition.  In consideration of the mutual covenants set forth in this Retention Letter, you promise not to perform work or other services – directly or indirectly, whether for compensation or not – for another person or entity that competes with Parent or its affiliates (or to compete, on your own, with Parent or its affiliates) for 12 months from the time you leave employment with Parent and its affiliates in the markets where Parent and its affiliates do business.

Indemnification: You will be indemnified and held harmless (and entitled to advancement of legal fees and other costs), in connection with your services to Parent and its affiliates and you will receive director and officer insurance coverage, in each case on a basis no less favorable than that provided to similarly situated executives of Parent.

From and following the Acceptance Time, your employment will continue to be at-will and may be terminated either by you or by the Company (or its applicable affiliate) at any time.  The Employment Period will immediately expire upon a termination of your employment with the Company and its affiliates for any reason, and you agree that any termination of your employment will constitute an immediate resignation from any and all positions and offices you may hold with the Company and its affiliates, effective upon any such termination of employment.

No provision of this Retention Letter may be modified or waived unless such modification or waiver is agreed to in a writing signed by you and Parent.  This Retention Letter will be governed, construed, and interpreted under the laws of the Commonwealth of Massachusetts without giving effect to any conflict of laws provisions.

[Signature page follows.]

We look forward to a promising future as a combined entity and believe this opportunity will result in a mutually beneficial and rewarding relationship.  Please acknowledge your agreement to the terms of this Retention Letter by your signature below.

Sincerely,

PUBLICIS GROUPE S.A.

By:	/s/Anne-Gabrielle Heilbronner
	Name:	Anne-Gabrielle Heilbronner
	Title:	General Secretary

Acknowledged and Agreed as of the date first written above:

/s/ Dr. Christian Oversohl
Dr. Christian Oversohl

SAPIENT CORPORATION

By:	/s/ Joseph A. LaSala, Jr.
	Name:	Joseph A. LaSala, Jr.
	Title:	SVP, General Counsel